Xtralink Corporation

7582 Las Vegas Boulevard, Suite # 325, Las Vegas, Nevada 89123

Phone: 702-637-6144|Fax: 702-534-4963|Email: xtralinkcorp@gmail.com

November 9, 2011

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C.  20549

VIA EDGAR

Ladies and Gentlemen,

RE:          Registration of on Form 10

                Filed September 30, 2011

                File No. 000-54508

Thank you for your letter dated October 27, 2011.  Below are our answers to your comments.

1.       We will consider withdrawing our filing before the effective date if comments remain outstanding and before the automatic effectiveness date.

Explanatory Note, page 2

2.       We have revised our disclosure to refer to reporting obligations under Section 13(a) of the Exchange Act.

Item 1. Business, page 2

Business of Issuer, page 2

3.       We have revised throughout our Registration Statement that we have one officer and director.

4.       We have updated our disclosure to state the perceived advantages of being a publicly traded corporation. Please see the revised risk factor where we state:

We were organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation as such target maybe be attracted to financing options and liquidity potential not available to private enterprises.

5.       We have revised our disclosure to state that our due diligence will encompass an inspection of the target company’s facilities.  We previously stated that our due diligence will encompass an inspection of our facilities in error.

6.       Upon further examination, we have removed reference to costs related to indemnification as such costs will not be incurred when selecting and evaluating target businesses.

Item 1A. Risk Factors, page 5

7.       We have added the risk factor as follows:

We are dependent on the services and advances from our President and the loss of his services and working capital contributions will have a material adverse effect on our ability to carry on business.

We are substantially dependent upon the efforts and skills of our company President, Mr. Maurice Sale. We do not have an employment contract and thus he has no obligation to fulfill his capacities as President for any specified period of time.   The loss of the services of Mr. Sale will have a material effect on our business in that we would not have the necessary leadership to continue operations. We are also solely relying on Mr. Sale to advance funds to fund our working capital needs.  We have no assets.

There may be conflicts of interest…, page 5

8.       Upon further examination, we have deleted reference to our president becoming involved in other blank check companies as our president will not be involved in other blank check companies while our company is in blank check company status.  We have also deleted reference to the possibility of identical officers and directors as this scenario is highly unlikely and therefore an immaterial risk.

There are relatively low barriers…, page 6

9.       We have revised our disclosure to clarify that the registration becomes effective after 60 days however can be withdrawn prior to the effectiveness date if comments from the SEC are still pending.

Management intends to devote…, page 6

10.    We have revised the risk factor to state that management intents on devoting approximately 4 hours per week to our affairs.

We are a shell company, page 7

11.    We have revised the date to July 19, 2010, the incorporation date.

We have not identified a specific, page 7

12.    We have updated the risk factor to state that we have made no efforts toward identifying a possible business combination.

Our business may have…, page 8

13.    We have updated the risk factor to state that we have no assets.

We cannot assure you…, page 8

14.    We have deleted refer to the SEC rule in this risk factor as it is redundant with the penny stock risk factor disclosed under “Risks related to Stockholders and Shares of Common Stock”.

There is currently no trading market…, page 9

15.   We have added a risk factor following the above noted risk factor to discuss the provisions of the securities laws which require that we obtain effectiveness of a registration statement for the purpose of developing a public trading market. Please see the risk factor under the heading “If we do not file a Registration Statement on Form 8-A to become a mandatory reporting company under Section 12(g) of the Securities Exchange Act of 1934, we will continue as a  reporting company and will not be subject to the proxy statement requirements, and our officers, directors and 10% stockholders will not be required         to submit reports to the SEC on their stock ownership and stock trading activity, all of which could reduce the value of your investment and the amount of publicly available information about us.”

16.    We have revised the risk factor to read:

There has been no public market for our securities and there can be no assurance that an active trading market for the securities offered herein will develop or be sustained after this Offering. . After the effective date of the registration statement of which this prospectus is a part, we intend to identify a market maker to file an application with the Financial Industry Regulatory Authority (“FINRA”) to have our common stock quoted on the Over-the-Counter Bulletin Board. We must satisfy certain criteria in order for our application to be accepted.  We do not currently have a market maker willing to participate in this application process, and even if we identify a market maker, there can be no assurance as to whether we will meet the requisite criteria or that our application will be accepted. Our common stock may never be quoted on the Over-the-Counter Bulletin Board or a public market for our common stock may not materialize if it becomes quoted.

If our securities are not eligible for initial or continued quotation on the Over-the-Counter Bulletin Board or if a public trading market does not develop, purchasers of the common stock in this Offering may have difficulty selling or be unable to sell their securities should they desire to do so, rendering their shares effectively worthless and resulting in a complete loss of their investment.

There are issues impacting…, page 9 (Review copy page 10)

17.    We have disclosed that PIPE transactions are relevant to us given that we have concurrent financing.

18.    Upon further examination, we agree that the disclosure is misleading and have deleted reference to the last paragraph of this risk factor.

Stockholders may engage…, page 10 (Review copy page 11)

19.    Upon further examination, it is our view that this is an immaterial risk and therefore has been deleted.

Management’s Discussion and Analysis…, page 11

20.    We have updated our disclosure on loans from our President as follows:

We have a firm oral commitment from our President to fund our working capital needs for the next 12 months.  We expect to incur legal fees upon consummating an acquisition however such costs cannot be estimated at this time.  While our President has provided assurances in regards to ongoing funding, there is no definitive agreement in place between the parties requiring this.  As a result there is no assurance that we will have access to the capital required to maintain our operations.  Any loans received from our President will be without interest or stated terms of repayment.

21.    We have revised our disclosure to state that we have made no efforts to identify a business combination.

Item 5. Directors and Executive Officers, page 12 (Review copy page 13)

22.    We have updated the term of our President to August 3, 2011 to August 2, 2012.

23.    We have updated our disclosure to include the business experience of our President during the past 5 years.  Mr. Sale was the founding director and officer, so there was no party at that time to make the conclusion required by Item 401(e), but that in continuing to have him act as a director and officer, the         company feels that his general business experience in a wide variety of industries, and his experience with reporting companies warrant his retention by the company.

Our disclosure has been updated as follows: Mr. Sale will devote approximately 10% of his work week to our operations. Mr. Sale has no prior experience with other blank check companies. Mr. Sale was the founding director and officer and in continuing to have him act as a director and officer, it is the Company’s view that his general business experience in a wide variety of industries, and his experience with reporting companies warrant his retention by the Company.

Item 6. Executive Compensation, page 13 (Review copy page 14)

Other Compensation, page 13 (Review copy page 14)

24.    We have revised our disclosure to state that the shares issued to Mr. Sale were to reimburse him for expenses paid on behalf. The issuances of such shares were not considered to be for services rendered.

Item 10. Recent Sales…, page 14 (Review copy page 15)

25.    We have revised the date to May 30, 2011.

Item 15. Financial Statements and Exhibits, page 27 (Review copy page 28)

26.    We have filed a copy of our articles as Exhibit 3.1(a)

The Registrant acknowledges the following:

-          The Registrant is responsible for the adequacy and the accuracy of the disclosure in the filing;

-          Staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-          The Registrant may no assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please direct comments or questions you have concerning the Registration Statement to me at 702-637-6144 or email at xtralinkcorp@gmail.com.

Sincerely,

 /s/ Maurice Sale

Maurice Sale

President

Enclosure: Review copy of Form 10 – Amendment No. 1